UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 6)*

                        Battle Mountain Gold Company
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                              (Name of Issuer)

                  Common Stock, par value $0.10 per share
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                        (Title Class of Securities)

                                  07159310
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                               (CUSIP Number)

                             Kevin N. Thompson
               Vice-President, Secretary and General Counsel
                                Noranda Inc.
            P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                          Toronto, Ontario M5J 2T3
                               (416) 982-7475
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 10, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 2 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 3 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brascan Corporation (formerly named EdperBrascan Corporation)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 4 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14  TYPE OF REPORTING PERSON*

          CO

          This Amendment No. 6 to the Schedule 13D originally filed on July 30, 1996, as amended by Amendment No. 1 thereto filed on February 18, 1998, Amendment No. 2 thereto filed on May 6, 1998, Amendment No. 3 thereto filed on January 26, 2000, Amendment No. 4 thereto filed on February 10, 2000 and Amendment No. 5 thereto filed on June 21, 2000 relating to the common stock, par value $0.10 per share, of Battle Mountain Gold Company, a corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by Noranda Inc. ("Noranda"), EdperPartners Limited and Brascan Corporation (formerly named EdperBrascan Corporation) to reflect the disposition of all common stock (and all rights to acquire common stock) of BMG beneficially owned by Noranda in connection with the merger (the "Merger") of BMG with a subsidiary of Newmont Mining Corporation ("Newmont").

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          In connection with the transactions contemplated by the Merger, each share of BMG's common stock and each exchangeable share of Battle Mountain Canada Ltd., a subsidiary of BMG, was converted into the right to receive 0.105 shares of Newmont's common stock. As a result, the reporting persons have disposed of their entire interest in the common stock of BMG.

ITEM 7.        MATERIALS FILED AS EXHIBITS.

          Schedule 1: Joint Filing Agreement.

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

February 9, 2001


                                NORANDA INC.

                                By: /s/ Aaron W. Regent
                                   ------------------------------------
                                   Name:   Aaron W. Regent
                                   Title:  Executive Vice-President
                                           and  Chief Financial Officer

                                EDPERPARTNERS LIMITED

                                By: /s/ David W. Kerr
                                   ------------------------------------
                                   Name:   David W. Kerr
                                   Title:  Co-Chief Executive

                                BRASCAN CORPORATION

                                By: /s/ Robert S. Harding
                                   ------------------------------------
                                   Name:   Robert S. Harding
                                   Title:  Chairman

                                 SCHEDULE 1
                                 ----------
                           JOINT FILING AGREEMENT
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Battle Mountain Gold Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 9th day of February 2001.

                                NORANDA INC.

                                By: /s/ Aaron W. Regent
                                   ------------------------------------
                                   Name:   Aaron W. Regent
                                   Title:  Executive Vice-President
                                           and  Chief Financial Officer

                                EDPERPARTNERS LIMITED

                                By: /s/ David W. Kerr
                                   ------------------------------------
                                   Name:   David W. Kerr
                                   Title:  Co-Chief Executive

                                BRASCAN CORPORATION

                                By: /s/ Robert S. Harding
                                   ------------------------------------
                                   Name:   Robert S. Harding
                                   Title:  Chairman